Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

August 11, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed August 6, 2021 File No. 333-248411

Dear Ms. Packebusch:

On behalf of Jupiter Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated August 10, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on August 6, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 5 to Registration Statement on Form S-1 filed August 6, 2021

Risk Factors, page 35

1.	We note your response to prior comment 1 and the revised disclosures. Please tell us whether the potential limited number of public investors would impact the company’s initial and continued listing eligibility. Please also add risk factor disclosure regarding any potential material impact on the public investors, such as the effect on liquidity and increased volatility.

Response: The Company has revised its disclosure on pages 36 and 55 and 84 of Amendment No. 6 in response to the Staff’s comment. With respect to the Staff’s comment related to whether the limited number of public investors would impact the company’s listing eligibility, the Company respectfully advises the Staff that the underwriters for the offering have confirmed to the Nasdaq Stock Market that the offering will satisfy the round lot shareholder requirement set forth in Nasdaq’s listing rules.

United States Securities and Exchange Commission

Division of Corporation Finance

August 11, 2021

NOTE 5 - Related Party Transactions, page F-13

2.	We note your disclosure here that, subject to each anchor investor purchasing 100% of the Units allocated to it in connection with the closing of the offering, each anchor investor acquired from the Sponsor an indirect economic interest in 100,000 Founder Shares (or an aggregate of 900,000 Founder Shares) at the original purchase price that the Sponsor paid for the Founder Shares. Please revise your disclosure in "Founder shares" at page 16 and elsewhere as appropriate to make clear that the anchor investors will receive this added consideration only if they purchase the full 9.9% allotment they are being offered and to clarify the value of this incentive to the anchor investors. Similarly, please expand your references to the anchor investors having no obligation to vote in favor of the initial business combination (the "IBC") to disclose that they have an additional incentive to vote to approve the IBC insofar as they will receive such founder shares only after completion of the IBC.

Response: The Company has revised its disclosure on pages 17, 21, 84 and F-13 of Amendment No. 6 to clarify that each anchor investor will forfeit its interest in founder shares if it does not purchase at least 9.9% of the 15,000,000 units being sold in the offering and the disclosure on pages 21 and 36 to clarify the effective purchase price of the shares that the anchor investors will potentially purchase as part of the Units being offered to the public together with the founder shares they are purchasing at the sponsor’s initial purchase price. Additionally, the Company has revised its disclosure on pages 22, 36, 84 and 135 to clarify that the anchor investors have an additional incentive to vote to approve the IBC.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

August 11, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 6 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Jupiter Acquisition Corporation
Alan I. Annex, Esq.